Exhibit 12.1
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
(all dollar amounts in thousands)	2007	2006	2007	2006

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(45,353)	$(7,161)	$(75,149)	$(11,844)
Amortization of interest capitalized	600	600	1,800	1,800
Interest capitalized	(6,599)	(4,714)	(20,191)	(11,404)
Distributed income of equity investees	3,236	2,553	8,489	7,345
Fixed charges	25,757	38,081	97,993	111,470

Total earnings	$(22,359)	$29,359	$12,942	$97,367

Fixed Charges:
Interest expense	$17,843	$31,937	$72,326	$95,685
Capitalized interest	6,599	4,714	20,191	11,404
Debt costs amortization	1,315	1,430	5,476	4,381

Total Fixed Charges	$25,757	$38,081	$97,993	$111,470

Ratio of Earnings to Fixed Charges	(a )	(a )	(a )	(a )

a)	For the three months ended September 30, 2007 and 2006, the aggregate amount of fixed charges exceeded our earnings by approximately $48.1 million and $8.7 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the nine months ended September 30, 2007 and 2006, the aggregate amount of fixed charges exceeded our earnings by approximately $85.0 million and $14.1 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is primarily due to the $43.3 million non-cash impairment charge related to CRLP’s for-sale residential business and classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the nine months ended September 30, 2007 is also due to $11.0 million of transaction costs associated with the office and retail joint venture transactions which closed in June 2007.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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